Exhibit 99.5

AURIS MEDICAL HOLDING AG, ZUG

Financial Statements for the Year Ended December 31, 2016 and Report of the Statutory Auditor

Report of the Statutory Auditor

To the General Meeting of

AURIS MEDICAL HOLDING AG, ZUG

Report of the Statutory Auditor on the Financial Statements

Opinion

We have audited the financial statements of Auris Medical Holding AG, which comprise the statement of financial position as at December 31, 2016, and the statement of profit or loss and the notes for the year then ended.

In our opinion the accompanying financial statements as at December 31, 2016 comply with Swiss law and the Company’s articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Report on Key Audit Matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Auris Medical Holding AG

Report of the Statutory Auditor

for the Year Ended

December 31, 2016

Key audit matter	How the scope of our audit responded to the key audit matter

Intercompany loans, subordinated and investments in subsidiaries

The statement of financial position presents intercompany loans (subordinated) amounting to CHF 62.61 million and investments in subsidiaries amounting to CHF 10.10 million as at December 31, 2016, which is further explained in note 3 and note 7.

There are triggering events present indicating that intercompany loans and investments in subsidiaries balances were potentially no longer recoverable from subsidiaries.

Management’s annual impairment test for intercompany loans and investments in subsidiaries balances is considered to be judgmental, as the recoverability of the intercompany loans and investments in subsidiaries is depending on the success of the research and development activity respectively to commercialize the products which is inherently uncertain. As the balances are material to the statutory financial statements as a whole, the recoverability of intercompany loans and investments in subsidiaries represents a key audit matter.

We tested the design and implementation of the Company’s relevant controls.

We assessed the appropriateness of management’s accounting policies regarding the recoverability of the intercompany loans and investments in subsidiaries.

We challenged the recoverability of loans and investments, and critically assessed whether it is an appropriate assumption that the products can be commercialized and future cash flows support the recoverability of intercompany loans and investments in subsidiaries.

We validated the appropriateness and completeness of the related disclosures in the financial statements.

Responsibility of the Board of Directors for the Financial Statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.

Auris Medical Holding AG

Report of the Statutory Auditor

for the Year Ended

December 31, 2016

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located at the website of EXPERTsuisse:
http://expertsuisse.ch/en/audit-report-for-public-companies. This description forms part of our auditor’s report.

Report on Other Legal and Regulatory Requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ Matthias Gschwend	/s/ Adrian Kaeppeli
Licensed Audit Expert	Licensed Audit Expert
Auditor in Charge

Zurich, March 10, 2017

Enclosures

-	Financial statements (statement of financial position, statement of profit and loss, and notes)

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Notes	2016 in CHF	2015 in CHF
Net Revenue		-	-

Research and Development Expenses		-8,810	-62,237
Patent expenses		-8,810	-62,237

General and Administration Expenses		-2,767,014	-2,692,804
Equity issue expenses		-1,862	-734,016
Public listing expenses		-577,506	-433,480
Professional fees		-1,743,542	-1,092,162
Administration expenses	3	-444,104	-433,146

Financial Income/Expenses		-617,433	2,119,170
Net foreign currency exchange gain/loss, net		189,678	1,777,777
Interest expense		-546,161	-
Interest income		662,664	343,416
Bank charges		-2,135	-2,023
Other finance expense	6	-921,479	-

Loss before direct taxes		-3,393,256	-635,871

Direct taxes		-	-

Loss for the year		-3,393,256	-635,871

 See Notes to the Financial Statements

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Notes	31.12.2016 in CHF	31.12.2015 in CHF
ASSETS

Current assets		31,790,535	41,813,844
Cash and cash equivalents		31,556,105	41,580,219
Other short-term receivables		79,295	53,951
Trade receivables third parties		79,295	53,723
Trade receivables group		-	228
Prepaid expenses		155,135	179,674
Non-current assets		73,073,814	52,886,555
Other long-term receivables		62,973,657	42,786,398
Intercompany loans, subordinated	5	62,973,657	42,786,398
Investments in subsidiaries	7	10,100,157	10,100,157
TOTAL ASSETS		104,864,348	94,700,399

LIABILITIES AND EQUITY

Current liabilities		3,588,504	1,106,372
Short-term payables		739,109	665,632
Trade payables third parties		156,872	113,654
Trade payables group		582,237	551,978
Other short-term payables		2,613,159	66,573
Loan	6	2,590,857	-
Other payables		22,302	66,573
Accrued expenses		236,237	374,167
Non-Current liabilities		10,886,980	-
Deferred unrealized foreign currency gain		-	-
Loan	6	10,154,143	-
Provision	6	732,838	-
Equity	13	90,388,863	93,594,027
Share capital	9, 10, 11	13,731,881	13,721,556
Legal capital reserves	12	114,879,634	114,701,867
Reserves from capital contribution		114,671,822	114,671,822
Other capital reserve		207,812	30,045
Accumulated deficit	14	-38,222,652	-34,829,396
Loss for the year		-3,393,256	-635,871
Loss carryforward		-34,829,396	-34,193,525
TOTAL LIABILITIES AND EQUITY		104,864,348	94,700,399

 See Notes to the Financial Statements

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	GENERAL INFORMATION
The purpose of the Company is to invest in domestic and foreign activities in the field of pharmaceutical product development and services.
These financial statements should be read in conjuncture with the Company’s consolidated financial statements filed with the U.S. Securities and Exchange Commission (SEC) on Form 20-F (the “Annual Report”).

INFORMATION ON AVERAGE FULL-TIME POSITIONS
The annual average in 2016 is below 10 employees (2015: below 10 employees)

REGISTERED NAME, LEGAL FORM AND DOMICILE
Auris Medical Holding AG, corporation (Aktiengesellschaft), Bahnhofstrasse 21, 6300 Zug, Switzerland

2.	KEY ACCOUNTING AND VALUATION PRINCIPLES
The financial statements have been prepared in accordance with the regulations of Swiss financial reporting law.

ESTIMATES AND ASSUMPTIONS MADY BY MANAGEMENT
Financial reporting under the Swiss Code of Obligations ("CO") requires certain estimates and assumptions to be made by management. These are made continuously and are based on past experience and other factors (e.g. anticipation of future results, which seem appropriate under the circumstances). The results subsequently achieved may deviate from these estimates.

FOREIGN CURRENCY ITEMS
The currency in which Auris Medical Holding AG operates is Swiss Francs (CHF). Transactions in foreign currencies are converted into the currency in which the Company operates (CHF) at the exchange rate on the day the transactions take places.

-	Current assets and liabilities in foreign currencies are converted into the currency in which Company operates at the exchange rate on the balance sheet date. Any foreign currency exchange gains and losses are recorded in the profit and loss account.

-	Non-current assets (except investments in subsidiaries) and liabilities in foreign currencies are converted into the currency in which Company operates at the exchange rate on the balance sheet date. Investments in subsidiaries are converted at the historic exchange rate at the time of the transaction. Unrealized exchange losses and gains are recorded in the profit and loss account. The portion of unrealized exchange gains which exceeds the unrealized exchange losses in total is deferred in the balance sheet.

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

3.	ADMINISTRATION EXPENSES

in CHF	2016	2015
Personnel	313,869	332,887
Travel	97,921	33,297
Capital tax	-2,200	11,492
Other administration costs	34,514	55,470
Total	444,104	433,146

4.	Release of hidden reserves The impact of hidden reserve release on the loss before direct taxes is CHF nil (2015: 418,190).

5.	INTERCOMPANY LOAN AND SUBORDINATION AGREEMENT
On December 31, 2014, April 1, 2016 and February 1, 2017, Auris Medical Holding AG entered into loan and subordination agreements with its wholly owned subsidiaries, Auris Medical AG and Otolanum AG. Under the terms of the loan agreements, the lender, Auris Medical Holding AG, grants the borrowers, Auris Medical AG and Otolanum AG, credit facilities in an aggregate amount of CHF 45,000,000 and USD 35,000,000 and CHF 1,000,000 and USD 2,000,000, respectively, to be used for general business and operational purposes.

The borrowers may draw down the facility in full of in part. As of December 31, 2016, Auris Medical AG and Otolanum AG had drawn down loans under the facilities in the amount of CHF 61,653,731 and CHF 1,308,899, respectively. The Company expects that the subsidiaries will repay these loans and therefore has not impaired the loan receivables.

The interest rate on the loans is equivalent to the rate published by the Swiss Federal Tax Authorities (ESTV) in its circular on recognized interest rates (Rundschreiben Steuerlich Anerkannte Zinssätze). Interest is charged on the portion of facility which is drawn down.
All claims under the loan agreements are subordinated to all other existing and future claims against Auris Medical AG and Otolanum AG. In the event of insolvency proceedings (Art. 175, Art. 192 Swiss Debt Enforcement and Insolvency Law) and in the event of a composition agreement with assignment of assets (Art. 317 Swiss Debt Enforcement and Insolvency Law), the Company waives its claims to the extent necessary that the claims of all other creditors are covered in full by the proceeds of the liquidation of the subsidiaries.

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

6.	LOAN AND SECURITY AGREEMENT WITH HERCULES CAPITAL
On July 19, 2016, we entered into a Loan and Security Agreement with Hercules Capital Inc. (“Hercules”) for a secured term loan facility of up to US$20.0 million. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of US$3.94 per share. As of December 31, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG, our principal operating subsidiary, all intercompany receivables owed to us by our Swiss subsidiaries and a security assignment of our bank accounts.

The other finance expenses include the transactions costs and the expense for the end of term provision in the amount of CHF 921,479. The end of term provision amounts to CHF 732,838 (USD 718,750).

7.	INVESTMENTS IN SUBSIDIARIES

Subsidiary	Participation	Share Capital	Purpose of the Company
Auris Medical AG, Basel	100%	CHF 2,500,000	Research and Development
Otolanum AG, Zug	100%	CHF 100,000	Intellectual Property Management
Auris Medical Inc, Chicago	100%	USD 15,000	Research and Development
Auris Medical Ltd, Dublin	100%	EUR 100	Administration

8.	COMMITMENTS AND CONTINGENT LIABILITIES

in CHF	2016	2015
Operating lease commitments
Within one year	6,000	6,000
Between one and five years	-	-
Total	6,000	6,000

9.	Share capital – Follow-on offering

The Company’s share capital amounts to CHF 13,731,881.60 and consists of 34,329,704 shares with the par value per share of CHF 0.40 (2015: CHF 13,721,556.40 and consist of 34,303,891shares).

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). As at December 31, 2015, the Company had 34,303,891 shares outstanding.

10.	AUTHORIZED SHARE CAPITAL
The Board is authorized to increase the share capital at any time until April 8, 2018 by a maximum amount of CHF 6,860,000 by issuing no more than 17,150,000 registered shares with a nominal value of CHF 0.40 each. The shares will have to be fully paid-in. After execution of the underwritten public offering announced on February 15, 2017 and subject to any exercise of the overallotment option by the underwriters, the authorized capital will amount to a maximum CHF 2,860,000 and entitle the Board to issue up to 7,150,000 registered shares with a nominal value of CHF 0.40 each.

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

11.	CONDITIONAL SHARE CAPITAL
The share capital may be increased by up to CHF 2,000,000 through the issuance of up to 5,000,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share upon execution of options or pre-emptive rights granted to employees, members of the Board of Directors as well as key service providers under the Company’s equity incentive plans. The Company’s share capital may be further increased by up to CHF 4,860,000 through the issuance of up to 12,150,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share upon execution of warrants, conversion rights other financial instruments issued for financing purposes by the Company.

12.	Reserves from Captial Contribution

The Swiss federal tax administration has confirmed the amount of CHF 114,671,822 to be eligible as legal reserve from capital contributions with related tax benefits.

13.	CHANGES IN EQUITY The following table presents activity related to our equity accounts during 2016 and 2015:

	Share Capital	Legal Capital Reserves	Accumulated Deficit	Total Equity
As of January 1, 2015	11,604,156	95,256,333	-34,193,525	72,666,964
Net loss	—	—	-635,871	-635,871
Follow-on offering	2,110,000	19,604,877	—	21,714,877
Share issuance costs	—	-211,142	—	-211,142
Share options exercised	7,400	51,800	—	59,200
Balance at December 31, 2015	13,721,556	114,701,867	-34,829,396	93,594,027
As of January 1, 2016	13,721,556	114,701,867	-34,829,396	93,594,027
Net loss	—	—	-3,393,256	-3,393,256
Issue of shares for bonus	10,325	177,767	—	188,092
Balance at December 31, 2016	13,731,881	114,879,634	-38,222,652	90,388,863

14.	LOSS CARRYFORWARDS Based on a tax ruling, tax loss carry forwards in the amount of CHF 34,829,394 may be used by our operating company Auris Medical AG, Basel, in accordance with applicable tax laws.

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

15.	SIGNIFICANT SHAREHOLDERS

	Shares Beneficially Owned
Shareholder	Number	Percent
Above 5 % Shareholders
Thomas Meyer, CEO & Chairman	6,742,500	19.64%
Sofinnova Venture
Partners VIII, L.P.	5,818,175	16.95%
Sofinnova Capital VII FCPR	5,384,450	15.68%
Entities affiliated with ZKB	2,169,625	6.32%
Entities affiliated with IDInvest Partners	2,065,233	6.02%

The percentage of common shares beneficially owned is based on 34,329,704 common shares issued and outstanding as of December 31, 2016.

16.	INFORMATION ON ALLOCATION OF SHARES AND OPTIONS TO EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

The following table presents information on the allocation of shares and options to Executive Officers, Directors and Employees in accordance with Article 959c, paragraph 2, figure 11, CO:

	Shares		Options
2015	Number	CHF	Number	CHF
Allocated to Executive Officers and Directors	—	—	182,500	359,745
Allocated to Employees	—	—	52,250	100,249
Total			234,750	459,994

	Shares		Options
2016	Number	CHF	Number	CHF
Allocated to Executive Officers and Directors	25,813	188,092	355,410	266,501
Allocated to Employees	—	—	200,250	167,234
Total	25,813	188,092	555,660	433,735

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

17.	BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

The table below presents beneficial ownership of Executive Officers and Directors, including affiliated entities, if applicable, in accordance with Article 663c, CO:

Board Members and Executive Committee Members 1)	Number of Shares 2016	Number of Options 2016
Thomas Meyer Chairman of the Board Chief Executive Officer	6,742,500	307,060
Armando Anido Board member / Chairman Compensation Committee non executive	—	7,500
Wolfgang Arnold Board Member non executive	38,750	40,315
James I. Healy Vice-Chairman / Member Compensation Committee non executive	5,818,175	34,065
Oliver Kubli Board Member / Member Audit Committee non executive	2,194,625	40,315
Berndt Modig Board Member / Chairman Audit Committee non executive	—	17,500
Antoine Papiernik Board Member / Member Compensation Committee non executive	5,384,450	6,250
Calvin Roberts Board Member / Member Audit Committee non executive	55,242	17,500
Andrea Braun-Scherhag Head Regulatory & Quality Affairs	4,300	50,960
Thomas Jung Chief Development Officer	—	31,570
Anne Sabine Zoller General Counsel	—	103,320
1) Includes holdings of "companies closely related" to members of the Board of Directors or members of the Executive Committee

AURIS MEDICAL HOLDING AG, ZUG
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

18.	OTHER DISCLOSURES
Information on compensation of Executive Officers and Directors in accordance with Article 663b bis, CO, is included in the Company’s separate Compensation Report. Certain prior year figures have been reclassified to comply with the current year presentation.

19.	SUBSEQUENT EVENTS
On February 15, 2017, Auris Medical Holding AG (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners LLC (the “Underwriter”), relating to the issuance and sale of 10,000,000 of the Company’s common shares, nominal value CHF 0.40 per share, and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The common shares and warrants are being sold in the Offering in units comprised of one common share and one warrant. The price to the public in the Offering is $1.00 per unit, and the Underwriter has agreed to purchase the units from the Company pursuant to the Underwriting Agreement at a price of $0.94 per unit. The net proceeds to the Company from the Offering are expected to be approximately CHF 9.2 million ($9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by the Company. The Underwriter has a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. All of the common shares and warrants in the Offering are being sold by the Company.